EXHIBIT 99.3

VIA SEDAR

June 4, 2021

Alberta Securities Commission

Autorité des marchés financiers (Québec)

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Service Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

Saskatchewan Financial Services Commission

Re:	Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations (« NI 51-102 »)

Following the Annual and Special Meeting of Shareholders of Liminal BioSciences Inc. (the “Company”) held virtually on June 4, 2021 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, continuous disclosure obligations, we hereby advise you of the matters voted upon at the Meeting and the voting results, the whole as detailed in the Management Information Circular of the Company dated April 19, 2021 (the “Circular”). According to the scrutineers’ report, the shareholders present at the meeting, in person or by proxy, represented 22,136,650 common Shares, or 73.93% of the 29,943,839 common shares outstanding on April 23, 2021, the record date for the Meeting.

Election of Directors of the Company

The six (6) nominees set forth in the Circular were elected as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

Name of Nominee	For		Withheld / Abstain
	Votes	%	Votes	%
Alek Krstajic	20,515,813	99.72	57,695	0.28
Simon Best	20,490,765	99.60	82,743	0.40
Gary Bridger	20,492,561	99.61	80,948	0.39
Neil A. Klompas	20,519,980	99.74	53,529	0.26
Eugene Siklos	20,497,078	99.63	76,391	0.59
Timothy Steven Wach	20,452,717	99.41	120,791	0.59

www.liminalbiosciences.com	info@liminalbiosciences.com	+1.450.781.0115	Liminal BioSciences inc. 440 Boul. Armand-Frappier, Suite 300 Laval, Québec, H7V4B4, Canada

Appointment of Auditors

PricewaterhouseCoopers LLP were appointed as auditors of the Company to hold office until the next annual meeting of shareholders, and the board of directors was authorized to fix the auditors’ remuneration.

For		Withheld / Abstain
Votes	%	Votes	%
21,917,167	99.01	218,315	0.99

Articles of Amendment

The amendment to the articles of the Company to authorize the Company to change the place in Canada where the registered office is situated, from the province of Québec to Ontario, effective as at the discretion of the Board, as described in the Circular, was approved by special resolution.

For		Against
Votes	%	Votes	%
20,455,729	99.43	117,779	0.57

Liminal BioSciences Inc.

(s) Marie Iskra

Marie Iskra

General Counsel

www.liminalbiosciences.com	info@liminalbiosciences.com	+1.450.781.0115	Liminal BioSciences inc. 440 Boul. Armand-Frappier, Suite 300 Laval, Québec, H7V4B4, Canada